SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2010 FINANCIAL AND OPERATING REPORT

Mexico City, April 29, 2010 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2010.

•

In the first quarter of 2010 América Móvil added 5.5 million subscribers—41.3% more than last year—bringing to 206.4 million our wireless subscriber base. Our Brazilian operations gained 1.2 million subscribers, followed by Mexico, with 1.1 million and Tracfone in the US with just over a million. Several operations recorded higher subscriber gains than last year.

•

We had 3.8 million landlines in Central America and the Caribbean at the end of the quarter, for a total of 210.2 million lines in the Americas. Wireless penetration is estimated to have reached 92% in our region of operations (excluding the U.S.) at the end of March.

•	First quarter revenues of 98.7 billion pesos were up 9.8% year-on-year. Data revenues continued to grow rapidly and have reached 21.3% of service revenues. ARPUs increased in several countries.

•

EBITDA for the period was 12.4% higher year-on-year at 42.3 billion pesos. The EBITDA margin, at 42.8%, was one percentage point above that of the same period of 2009, having risen significantly in some countries .

•	Operating profits grew 11.1% to 29.4 billion pesos. They were equivalent to nearly 30% of revenues.

•	Due to our lower level of net debt and substantial foreign exchange gains, our comprehensive financing cost came down by 38.2%.

•	We generated a net profit of 16.9 billion pesos that was equivalent to 52 peso cents per share and 82 dollar cents per ADR.

•

Our net debt came down by 17.2 billion pesos in the quarter to 66.4 billion pesos in March. Our capital outlays totaled 10.8 billion pesos, half of which was linked to capital expenditures and the rest to share buybacks.

•

Our shareholders’ assembly on April 7th approved the payment of a 32 peso cents dividend per share. The dividend will be paid in equal installments in July and November. The assembly also approved the increase of 50 billion pesos in our fund for share buybacks.

América Móvil Fundamentals
Mexican Pesos

	1Q10	1Q09	Var. %

EPS (Mex$)*	0.52	0.50	4.7%
Earning per ADR (US$)**	0.82	0.71	15.5%
Net Income (millions of Mex$ )	16,874	16,560	1.9%
EBITDA (millions of Mex$)	42,284	37,603	12.4%

EBIT (millions of Mex$)	29,398	26,470	11.1%

Shares Outstanding as of March 31th (billion)	32.11	32.95	-2.6%
ADRs Outstanding as of March 31th (millions) ***	575	627	-8.3%
* Net Income / Total Shares outstanding ** 20 shares per ADR *** As per Bank of NY Mellon

Relevant Events

Beginning January 1st, 2010 América Móvil’s financial statements will be presented in accordance to International Financial Reporting Standards (IFRS) both at the consolidated and subsidiary levels. The move towards IFRS is mandatory for all Mexican listed companies, which are obliged to adopt them by January 1st, 2012 at the latest. The main change regarding the income statement is that revenues are now presented net of commissions to postpaid distributors and the cost of loyalty programs. All the information in this report, including the figures for the first quarter of 2009, was prepared under IFRS.

In March both Moody’s and Standard and Poor’s upgraded by one notch América Móvil’s credit ratings, to A2 and A-respectively. Fitch rates América Móvil at A-. All the agencies have our ratings today under a stable outlook.

Taking advantage of favorable market conditions, in March we placed 4 billion dollars of securities in an offering comprising five, ten and thirty-year notes in the U.S. market. This was the largest issue to date by a private sector company in the emerging markets space. Earlier in the quarter, we had issued debt securities in Mexico and Switzerland in the amount of 1.4 billion dollars equivalent.

América Móvil's Subsidiaries & Affiliates as of March 2010

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	99.4%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Jamaica	Claro	wireless	99.4%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
- Panama	Claro	wireless	100.0%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	45.0%	Equity Method

Subscribers

We added 5.5 million subscribers—14.6% of them postpaid clients—in the first quarter of 2010, 41.3% more than in the same period of the prior year, as we continued with our focus on higher value clients. Brazil, Chile, Argentina, Colombia, Ecuador, Peru, Central America, and Tracfone, in the US all obtained higher net additions than in 2009. We finished the period with 206.4 million wireless subscribers, 10.6% more than a year before. In addition to these, we had 3.8 million fixed lines in Central America and the Caribbean taking the total to 210.2 million lines in the Americas.

Brazil came in first in terms of net adds with 1.2 million, followed closely by Mexico with 1.1 million subscribers and Tracfone, with just over one million subs. Our operations in Argentina and Peru both added close to 450 thousand subscribers, while Colombia gained 381 thousand new clients.

As of March we had 60.3 million subscribers in Mexico, 45.6 million in Brazil, 28.1 million in Colombia and 17.4 million in Argentina. Amongst the large Latin-American countries, Brazil grew the fastest in relative terms (15.1% year-on-year), followed by Argentina (10.1%), México (4.7%) and Colombia (4.1%). The most dynamic growth was observed in the US, where Tracfone’s subscriber base expanded by 31.4% year-on-year.

Wireless penetration is estimated to have reached nearly 92% in our region of operations (excluding the U.S.) at the end of the quarter.

Subscribers as of March 2010

Thousands

	Total(1)

Country	Mar'10	Dec'09	Var.%	Mar'09	Var.%

Mexico	60,265	59,167	1.9%	57,533	4.7%

Brazil	45,583	44,401	2.7%	39,587	15.1%

Chile	3,769	3,597	4.8%	3,080	22.4%

Argentina, Paraguay and Uruguay	18,686	18,236	2.5%	17,066	9.5%

Colombia and Panama	28,160	27,797	1.3%	26,949	4.5%
Ecuador	9,782	9,449	3.5%	8,613	13.6%
Peru	8,741	8,311	5.2%	7,487	16.8%

Central America	9,735	9,535	2.1%	9,213	5.7%

Caribbean	6,256	6,052	3.4%	5,296	18.1%

USA	15,452	14,427	7.1%	11,759	31.4%

Total Wireless	206,429	200,972	2.7%	186,586	10.6%

Central America	2,268	2,259	0.4%	2,251	0.8%
Caribbean	1,515	1,531	-1.0%	1,590	-4.7%

Total Fixed	3,783	3,789	-0.1%	3,841	-1.5%

Total Lines	210,213	204,761	2.7%	190,427	10.4%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

América Móvil Consolidated Results

With the economic recovery throughout the Americas helping to reaccelerate consumer spending and subscriber growth, and with the secular trend towards the increased use of data services still very much in evidence, América Móvil´s operations exhibited a strong performance in the first quarter with solid top line growth and good EBITDA margin expansion.

First quarter revenues—now presented under International Financial Reporting Standards (IFRS) for both 2010 and 2009—rose 9.8% from a year before to 98.7 billion pesos, with equipment revenues increasing 15.1% buoyed by the fast pace of net subscriber additions and service revenues climbing 9.2%. The latter figure would have been a point higher had the exchange rates remained constant throughout the quarter, which speaks to the strength of revenue growth in local currencies. Data services continued to increase their share of service revenues, which hit 21.3% in the quarter vs. 16.4% in the year-earlier quarter.

EBITDA was up 12.4% year-on-year to 42.3 billion pesos, with the EBITDA margin jumping 1 percentage point to reach 42.8% of revenues. Depreciation and amortization charges totaled 13.0% of revenues, having risen 15.7% from a year before mostly as a result of faster depreciation of network equipment in Brazil. Operating profits increased 11.1% to 29.4 billion pesos, a figure that was just shy of 30% of revenues.

America Movil's Income Statement (IFRS)
Millions of MxP

	1Q10	1Q09	Var.%

Net Service Revenues	87,641	80,279	9.2%
Equipment Revenues	11,039	9,588	15.1%

Total Revenues	98,680	89,867	9.8%

Cost of Service	23,178	20,637	12.3%
Cost of Equipment	17,958	17,474	2.8%
Selling, General & Administrative Expenses	14,123	13,141	7.5%
Others	1,136	1,012	12.3%

Total Costs and Expenses	56,396	52,263	7.9%

EBITDA	42,284	37,603	12.4%
% of Total Revenues	42.8%	41.8%

Depreciation & Amortization	12,886	11,133	15.7%

EBIT	29,398	26,470	11.1%
% of Total Revenues	29.8%	29.5%

Net Interest Expense	1,336	1,659	-19.5%
Other Financial Expenses	2,864	-594	n.m.
Foreign Exchange Loss	-2,165	2,229	-197.1%

Comprehensive Financing Cost (Income)	2,036	3,295	-38.2%

Income & Deferred Taxes	10,485	6,656	57.5%

Net Income before Minority Interest and Equity	16,878	16,519	2.2%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	11	60	-81.3%
Minority Interest	-15	-19	19.8%

Net Income	16,874	16,560	1.9%

n.m. Not meaningful

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos

	Mar '10	Dec '09	Var.%		Mar '10	Dec '09	Var.%

Current Assets				Current Liabilities
Cash & Securities	114,017	27,446	315.4%	Short Term Debt**	7,347	9,168	-19.9%
Accounts Receivable	50,556	55,927	-9.6%	Accounts Payable	89,269	95,924	-6.9%
Other Current Assets	7,940	3,189	149.0%	Other Current Liab	36,907	35,642	3.5%

Inventories	19,677	21,536	-8.6%		133,523	140,734	-5.1%

	192,190	108,098	77.8%

Non Current Assets
Plant & Equipment	210,017	224,740	-6.6%
Investments in Affiliates	969	975	-0.6%	Non Current Liabilities
				Long Term Debt	173,066	101,741	70.1%
Deferred Assets				Other Non Current	25,791	25,233	2.2%

Goodwill (Net)	45,861	45,805	0.1%		198,857	126,975	56.6%
Intangible	41,436	45,822	-9.6%
Deferred Assets	22,083	21,170	4.3%	Shareholder's Equit	180,175	178,901	0.7%

Total Assets	512,555	446,610	14.8%	Total Liabilities and	512,555	446,610	14.8%

** Includes current portion of Long Term Debt

Our comprehensive financing costs totaled 2.0 billion pesos, having come down by 38.2% from the previous year as a result of a lower level of net debt and foreign exchange gains stemming mostly from the appreciation of the Mexican peso vs. the dollar.

We obtained a net profit of 16.9 billion pesos in the quarter, slightly higher than the one seen a year before. It was equivalent to 52 peso cents per share and 82 dollar cents per ADR. These figures were up 4.7% and 15.5% year-on-year.

Our net debt came down by 17.2 billion pesos in the quarter to 66.4 billion pesos, even after capital expenditures and share repurchases of 5.4 billion pesos each.

By the end of March, we had finished approximately 95% of the international transport network for voice and data we have been building in various countries. This new network will allow us to improve the quality and the cost of various services, particularly as regards long distance and data traffic.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Mar-10	Dec-09

Peso Denominated Debt	3,315	2,019
Bonds and other securities	3,315	2,019
Banks and others	0	0
U.S. Dollar - denominated debt	8,618	4,365
Bonds and other securities	7,952	3,952
Banks and others	666	413
Debt denominated in other currencies	2,541	2,109
Bonds and other securities	665	788
Banks and others	1,877	1,321

Total Debt	14,475	8,493
Short term debt and current portion of long-term debt	589	702
Long-term debt	13,885	7,791

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Net subscriber additions came in at 1.1 million in the first quarter, with postpaid subs accounting for a quarter of them. At the end of March we had 60.3 million subs in Mexico, 4.7% more than in the year-earlier quarter.

First quarter revenues expanded 10.3% annually to 35.2 billion pesos, with equipment revenues jumping 24.1% and service revenues rising 7.9% on the back of data revenues that soared 28.7% as the demand for data services continues to take hold. ARPU was up 3.1% to 163 from 158 the previous year. The average price per minute declined 9.5% year-on-year to 4.8 dollar cents, helping bring about an 8.3% increase in MOUs; for the first time they broke through 200 minutes per month.

Our EBITDA increased 9.7% annually to 20.3 billion pesos, supported by the strong top line growth. At 57.6%, the EBITDA margin remained roughly flat from a year before relative to total revenues.

In March, Teligen, the company that acts as the database provider of the OECD on telecom pricing, released its Teligen Baskets report—the one on which the OECD’s analysis are based—with information as of February 2010. According to this report, in the case of the OECD´s prepaid basket Telcel’s plans are the second cheapest in US dollar terms among the 30 countries that make up that Organization and the seventh cheapest in the OECD’s PPP units (Purchasing Power Parity). Approximately 91% of Telcel’s subscribers are prepaid customers.

On April 10th the period set by Cofetel for the registry of wireless subscribers expired. On acount of existing regulations, Telcel had to proceed with the suspension of service to those subscribers that had not yet registered.

However, this requirement has been temporarily waived so as to not affect the communications services of many of our clients. Telcel remains fully supportive of the regulation and is actively reminding its clients that they need to register. To date, the majority of Telcel’s clients have already registered.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP

	1Q10	1Q09	Var.%

Revenues	35,194	31,905	10.3%

EBITDA	20,264	18,480	9.7%
% total revenues	57.6%	57.9%

EBIT	17,961	16,251	10.5%
%	51.0%	50.9%

Mexico Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	60,265	57,533	4.7%
Postpaid	5,491	4,346	26.3%
Prepaid	54,774	53,187	3.0%
MOU	201	185	8.3%
ARPU(MxP)*	163	158	3.1%
Churn(%)	3.2%	3.1%	0.0

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 174 pesos and 168 pesos for 1Q10 and 1Q09, respectively

Argentina, Paraguay & Uruguay

Our combined subscriber base in Argentina Paraguay and Uruguay ended the quarter with 18.7 million subscribers. It was up 9.5% in annual terms. Net additions came in at 451 thousand, of which 27% were postpaid. Argentina has the highest penetration rate in the Americas: it is estimated to have reached 126% at the end of March. This notwithstanding, our net additions in Argentina were still higher than those of a year ago.

Revenues for the quarter, 2.2 billion Argentinean pesos, were 18.3% greater than those of 2009, as service revenues expanded 23.0% in the period. The dynamism of data revenues continued as they climbed 18.7% on an annual basis fueling a 12.8% increase in ARPU year-on-year: The latter also benefited from an important increase in voice revenues.

Boosted by the strong growth of revenues and by a 7.9 percentage point increase in the EBITDA margin (to 42.4%), EBITDA was up nearly 46% year-on-year to reach 926 million Argentinean pesos.

INCOME STATEMENT (IFRS)
Argentina, Uruguay & Paraguay
Millions of ARP

	1Q10	1Q09	Var.%

Revenues	2,184	1,846	18.3%

EBITDA	926	636	45.5%
% total revenues	42.4%	34.5%

EBIT	768	479	60.1%
%	35.1%	26.0%

Argentina, Uruguay & Paraguay Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	18,686	17,066	9.5%
Postpaid	2,441	2,205	10.7%
Prepaid	16,246	14,862	9.3%
MOU	130	134	-2.4%
ARPU(ARP)*	35	31	12.8%
Churn(%)	1.9%	2.2%	(0.3)

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 38 Argentinean pesos and 34 Argentinean pesos for 1Q10 and 1Q09, respectively.

 Brazil

We gained 1.2 million clients in Brazil in the first quarter, 38.2% more than in the same period of 2009, to finish the quarter with 45.6 million subs, which represents an increase of 15.1% year-on-year.

Revenues of 2.8 billion reais exceeded by 3.3% those of the year-earlier quarter. Service revenues rose at a somewhat faster rate on the back of a 44.4% increase in data revenues which helped compensate a slight reduction in voice revenues. ARPU fell 8.7% to 20 reais, partly as a result of prices per minute falling 19.6%

EBITDA was up 22.6% mostly on account of the significant margin expansion that took place over the quarter, with the EBITDA margin shooting up by 5 percentage points to 31.7%.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL

	1Q10	1Q09	Var.%

Revenues	2,769	2,681	3.3%

EBITDA	877	715	22.6%
% total revenues	31.7%	26.7%

EBIT	182	220	-17.6%
%	6.6%	8.2%

Brazil Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	45,583	39,587	15.1%
Postpaid	8,758	8,148	7.5%
Prepaid	36,825	31,439	17.1%
MOU	92	85	8.2%
ARPU(BrL)*	20	22	-8.7%
Churn(%)	2.8%	2.5%	0.3

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 20 reais and 23 reais for 1Q10 and 1Q09, respectively.

Chile

At 171 thousand, our net additions in the first quarter more than doubled those of the year-earlier quarter bringing to 3.8 million our subscriber base. Whereas the latter expanded by 22.4% in annual terms, our postpaid subscriber base increased 42.7%. Approximately one fourth of the net additions of the quarter were postpaid.

Revenues were up 23.1% from a year before to 72.2 billion Chilean pesos. Service revenues expanded 13.8% in the period as data revenues nearly doubled.

Our EBITDA, 5.7 billion Chilean pesos, was nearly four times higher than that of the same quarter of 2009. The EBITDA margin, 7.9% of revenues, was 5.4 percentage points higher than that of the precedent year.

On February 7th Chile was struck by an earthquake that produced severe damages in the country. We were able to restore communications in a relatively short period of time.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP

	1Q10	1Q09	Var.%

Revenues	72,158	58,641	23.1%

EBITDA	5,721	1,463	291.0%
%	7.9%	2.5%

EBIT	-9,695	-9,723	0.3%
%	-13.4%	-16.6%

Chile Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	3,769	3,080	22.4%
Postpaid	571	400	42.7%
Prepaid	3,198	2,679	19.3%
MOU	170	142	19.3%
ARPU(ChP)*	5,122	5,350	-4.3%
Churn(%)	3.9%	3.5%	0.4

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 6,048 Chilean pesos and 6,263 Chilean pesos for 1Q10 and 1Q09, respectively.

Colombia and Panama

We finished the quarter with 28.2 million subscribers in Colombia-Panama after adding 363 thousand new clients in those countries. Postpaid net additions were 54.4% greater than those gained in the first quarter of 2009 and represent a fifth of the period’s net adds. Our subscriber base was up 4.5% relative to last year.

We generated revenues of 1.5 trillion Colombian pesos in the first quarter that were flat year-on-year. Data continues to gain traction with revenue growth of 92.7% from the prior year. Our average price per minute of voice came down by 20.7% and was not fully compensated by the associated 14.8% increase in MOUs, but the ARPU remained firm thanks to the great growth of data revenues.

Even with greater net adds, we saw EBITDA rise 4.2% year-over-year as a result of strict cost control policies and better operational execution. Our EBITDA margin for the year stood at 51.0% slightly above that of 2009.

INCOME STATEMENT (IFRS)
Colombia and Panama
Billions of COP

	1Q10	1Q09	Var.%

Revenues	1,463	1,463	0.0%

EBITDA	745	715	4.2%
% total revenues	51.0%	48.9%

EBIT	542	460	17.9%
%	37.0%	31.4%

Colombia and Panama Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	28,160	26,949	4.5%
Postpaid	4,039	3,699	9.2%
Prepaid	24,121	23,250	3.7%
MOU	186	162	14.8%
ARPU(COP)*	15,707	15,955	-1.5%
Churn(%)	3.5%	3.4%	0.1

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 16,545 Colombian pesos and 16,700 Colombian pesos for 1Q10 and 1Q09, respectively

Ecuador

After adding 333 thousand new subscribers in the first quarter of the year—7.8% more than in the prior year—our subscriber base reached almost 10 million, a 13.6% increase over the previous year. Postpaid subs increased somewhat more rapidly (16.1%).

Our first quarter revenues, 286 million dollars, were up 8.7% year-over-year, with service revenues rising 10.4%. Data revenues increased 31.9% and now account for just over a fourth of service revenues. The average price per minute of voice came down sharply (27.8%) helping bring about a 27.8% increase in minutes of use per subscriber.

EBITDA increased by 14.6% year-on-year to 134 million dollars on account of revenue growth and the reduction of subscriber acquisition costs. At 47.0% of revenues, the EBITDA margin was 2.4 percentage points higher than that of 2009.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars

	1Q10	1Q09	Var.%

Revenues	286	263	8.7%

EBITDA	134	117	14.6%
% total revenues	47.0%	44.6%

EBIT	102	88	16.4%
%	35.7%	33.3%

Ecuador Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	9,782	8,613	13.6%
Postpaid	1,119	964	16.1%
Prepaid	8,663	7,649	13.2%
MOU	106	83	27.8%
ARPU(US$)*	8	9	-2.7%
Churn(%)	1.5%	1.4%	0.1

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 9 dollars and 9 dollars for 1Q10 and 1Q09, respectively.

Peru

Net additions for the quarter, 430 thousand, exceeded by almost 40% those of a year ago. They brought our subscriber base to 8.7 million subscribers, which represented a 16.8% increase year-on-year.

Revenues reached 654 million soles in the first three months of the year. They were up 19.4% from a year before on the back of service revenues that jumped 22.7%, led by data revenues that expanded 73.6%. The growth of data revenues was key in bringing about a 5.9% jump in ARPU.

EBITDA expanded 48.3% relative to the year-earlier quarter, to 286 million soles. Our EBITDA margin for the period, 43.7%, jumped 8.5 percentage points from a year before on lower subscriber acquisition costs and greater technical and operational efficiencies.

Few months after number portability was implemented in Peru, Claro is a net gainer of ported numbers by a wide margin.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles

	1Q10	1Q09	Var.%

Revenues	654	548	19.4%

EBITDA	286	193	48.3%
% total revenues	43.7%	35.2%

EBIT	221	133	65.9%
%	33.8%	24.3%

Peru Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	8,741	7,487	16.8%
Postpaid	950	833	14.1%
Prepaid	7,791	6,654	17.1%
MOU	95	112	-14.6%
ARPU(Sol)*	22	21	5.9%
Churn(%)	2.7%	3.2%	(0.5)

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 22 soles and 21 soles for 1Q10 and 1Q09, respectively.

Central America

Our combined subscriber base in Central America ended March with 9.7 million subscribers after gaining 200 thousand new clients in the period. Net additions more than tripled as compared to those of last year. We also had a total of 2.3 million landlines in this region.

First quarter revenues came in at 332 million dollars, slightly less than in the year-earlier quarter, with wireless service revenues staying firm in spite of the significant reduction in the average revenue per minute (-22.9%) thanks to data revenue growth.

EBITDA of 141 million dollars was 3.1% below that of a year before. The EBITDA margin stood at 42.3%.

INCOME STATEMENT (IFRS)
Central America Consolidated
Millions of Dollars

	1Q10	1Q09	Var.%

Revenues	332	342	-2.9%

EBITDA	141	145	-3.1%
% total revenues	42.3%	42.4%

EBIT	47	59	-20.6%
%	14.0%	17.2%

Central America Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	9,735	9,213	5.7%
Postpaid	473	436	8.6%
Prepaid	9,262	8,777	5.5%
FixedLines(thousands)	2,268	2,251	0.8%

TotalLines(Wireless+Fixed,000's	12,004	11,463	4.7%
MOU	126	106	18.8%
ARPU(US$)*	6	6	-5.0%
Churn(%)	2.2%	2.2%	0.0

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 6 dollars and 6 dollars for 1Q10 and 1Q09, respectively.

Caribbean

Our subscriber base ended March with 6.3 million subscribers—it was up 18.1% year-over-year—after adding 203 thousand subs in the first quarter. Postpaid net adds were nearly 3 times as high as those of the same period of the precedent year although total net additions were down partly on account of the high penetration rate already attained in the region.

At 524 million dollars first quarter revenues were flat year-on-year, with service revenues declining only slightly in the face of a marked reduction (25.8%) in prices per minute. Wireless revenues kept on expanding their share of service revenues, as did data revenues, which shot up nearly 50% over the prior year.

EBITDA rose 38.8% to 146 million dollars reflecting among other things a reduction in subscriber acquisition costs. The EBITDA margin climbed almost eight percentage points, to 27.9%.

INCOME STATEMENT (IFRS)
Caribbean Consolidated
Millions of Dollars

	1Q10	1Q09	Var.%

Revenues	524	524	0.0%

EBITDA	146	105	38.8%
% total revenues	27.9%	20.1%

EBIT	51	12	333.0%
%	9.8%	2.3%

Caribbean Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	6,256	5,296	18.1%
Postpaid	1,338	977	36.9%
Prepaid	4,917	4,319	13.9%
FixedLines(thousands)	1,515	1,590	-4.7%

TotalLines(Wireless+Fixed,000's	7,771	6,886	12.8%
MOU	291	239	21.8%
ARPU(US$)*	12	13	-7.1%
Churn(%)	5.2%	3.9%	1.3

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 13 dollars and 13 dollars for 1Q10 and 1Q09, respectively.

United States

Our operation in the U.S. exhibited the fastest pace of subscriber growth among our operations. Net additions for the quarter, one million, were 80.8% higher than those of a year before, leading our subscriber base to 15.5 million clients at the end of the period. This is a 31.4% increase over the year-earlier quarter.

First quarter revenues reached a record high of 605 million dollars, having increased 60.5% in annual terms. Our new product, StraightTalk, and the commercial efforts made to strengthen our other brands helped bring about a 45.1% increase in service revenues. MOUs more than doubled in the period, with the ARPU climbing 11.2% from a year before.

EBITDA was up 3.5% year-on-year to 77 million dollars in spite of the strong subscriber growth and associated subscriber acquisition costs. The EBITDA margin for the period stood at 12.7% of revenues.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars

	1Q10	1Q09	Var.%

Revenues	605	377	60.5%

EBITDA	77	74	3.5%
% total revenues	12.7%	19.7%

EBIT	70	67	4.5%
%	11.6%	17.8%

United States Operating Data

	1Q10	1Q09	Var.%

WirelessSubscribers(thousands)	15,452	11,759	31.4%
MOU	153	74	106.5%
ARPU(US$)*	11	10	11.2%
Churn(%)	3.6%	4.0%	(0.4)

*These figures a represented under IFRS. Under local GAAP, ARPUs would have been 11 dollars and 10 dollars for 1Q10 and 1Q09, respectively.

Exchange Rates

	1Q10	1Q09	Var.%	Jan - Mar 10	Jan - Mar 09	Var.%

Mexico
EoP	12.46	14.33	-13.0%	12.46	14.33	-13.0%
Average	12.80	14.12	-9.4%	12.80	14.12	-9.4%

Brazil
EoP	1.78	2.32	-23.1%	1.78	2.32	-23.1%
Average	1.80	2.23	-19.3%	1.80	2.23	-19.3%

Argentina
EoP	3.88	3.72	4.2%	3.88	3.72	4.2%
Average	3.84	3.49	10.0%	3.84	3.49	10.0%

Chile
EoP	524	583	-10.1%	524	583	-10.1%
Average	519	607	-14.5%	519	607	-14.5%

Colombia
EoP	1,929	2,561	-24.7%	1,929	2,561	-24.7%
Average	1,948	2,412	-19.3%	1,948	2,412	-19.3%

Guatemala
EoP	7.99	8.11	-1.6%	7.99	8.11	-1.6%
Average	8.19	7.95	2.9%	8.19	7.95	2.9%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	21.09	20.09	5.0%	21.09	20.09	5.0%
Average	20.97	19.97	5.0%	20.97	19.97	5.0%

Peru
EoP	2.84	3.16	-10.1%	2.84	3.16	-10.1%
Average	2.85	3.14	-9.2%	2.85	3.14	-9.2%

Paraguay
EoP	4,698	5,100	-7.9%	4,698	5,100	-7.9%
Average	4,681	5,062	-7.5%	4,681	5,062	-7.5%

Uruguay
EoP	19.46	24.07	-19.2%	19.46	24.07	-19.2%
Average	19.65	22.40	-12.2%	19.65	22.40	-12.2%

Dominican
EoP	36.48	35.97	1.4%	36.48	35.97	1.4%
Average	36.34	34.00	6.9%	36.34	34.00	6.9%

Jamaica
EoP	89.51	88.82	0.8%	89.51	88.82	0.8%
Average	89.69	84.99	5.5%	89.69	84.99	5.5%

Exchange Rates

	4Q09	4Q08	Var.%	Jan - Dec 09	Jan - Dec 08	Var.%

USA
EoP	0.08	0.07	15.0%	0.08	0.07	15.0%
Average	0.08	0.07	10.4%	0.08	0.07	10.4%

Brazil
EoP	7.00	6.19	13.1%	7.00	6.19	13.1%
Average	7.10	6.32	12.3%	7.10	6.32	12.3%

Argentina
EoP	3.21	3.85	-16.6%	3.21	3.85	-16.6%
Average	3.33	4.05	-17.7%	3.33	4.05	-17.7%

Chile
EoP	0.024	0.025	-3.3%	0.024	0.025	-3.3%
Average	0.025	0.023	6.0%	0.025	0.023	6.0%

Colombia
EoP	0.0065	0.0056	15.5%	0.0065	0.0056	15.5%
Average	0.0066	0.0059	12.2%	0.0066	0.0059	12.2%

Guatemala
EoP	1.56	1.77	-11.6%	1.56	1.77	-11.6%
Average	1.56	1.78	-12.0%	1.56	1.78	-12.0%

Honduras
EoP	0.66	0.75	-13.0%	0.66	0.75	-13.0%
Average	0.67	0.74	-9.4%	0.67	0.74	-9.4%

Nicaragua
EoP	0.59	0.71	-17.2%	0.59	0.71	-17.2%
Average	0.61	0.71	-13.7%	0.61	0.71	-13.7%

Peru
EoP	4.39	4.53	-3.3%	4.39	4.53	-3.3%
Average	4.49	4.50	-0.2%	4.49	4.50	-0.2%

Paraguay
EoP	0.0027	0.0028	-5.6%	0.0027	0.0028	-5.6%
Average	0.0027	0.0028	-2.0%	0.0027	0.0028	-2.0%

Uruguay
EoP	0.64	0.60	7.6%	0.64	0.60	7.6%
Average	0.65	0.63	3.2%	0.65	0.63	3.2%

Dominican
EoP	0.34	0.40	-14.2%	0.34	0.40	-14.2%
Average	0.35	0.42	-15.2%	0.35	0.42	-15.2%

Jamaica
EoP	0.14	0.16	-13.7%	0.14	0.16	-13.7%
Average	0.14	0.17	-14.1%	0.14	0.17	-14.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer